PINNACLE FUND, LLLP
654 Broadway, Suite 5 | New York, New York 10012
 Telephone (212) 614-8952 | Facsimile (646) 390-6784



June 15, 2009
VIA FACSIMILE AND CERTIFIED MAIL

Forgent Networks, Inc.
108 Wild Basin Road
Austin, TX 78746
Attn: Corporate Secretary

Dear Corporate Secretary:

Pinnacle Fund, LLLP ("Pinnacle") is the owner of record of 500,000 shares of common stock, par value $.01 per share ("Common Stock"), of Forgent Networks, Inc., a Delaware corporation (the "Company"). Pinnacle is also the beneficial owner of 1,059,950 shares of Common Stock. Pinnacle is the Company's largest reported shareholder as of the date of this letter.

Attached as Exhibit A is a true and correct copy of a DTC report showing the Pinnacle Fund is the holder of record of 500,000 shares as of May 15, 2009. Additionally, recent Schedule 13D filings made with the SEC confirm Pinnacle's share ownership.

Pursuant to Section 220 of the Delaware General Corporation Law, Pinnacle hereby demands to inspect the following books and records and other documents of the Company:

	1.	Final vote tallies for each proposal announced as to be voted
	upon at the June 2, 2009 special meeting related to proposed Go-Private transactions.

	2.	All board and management correspondence related to the
	cancellation of the June 2nd meeting.

	3.	The amounts spent or incurred with respect to the effort to
	Go-Private, including legal fees, fairness opinions, proxy solicitor fees, printing and mailing expenses, special meeting costs, and all other expenses related to this effort.

	4.	 The aggregate cash compensation paid to Richard Snyder's son,
	Jeremy, since he first joined Asure software, along with his last three year's base salaries, itemized per year.

	5.	The aggregate amount spent by Asure software for its executives
	and employees related to visits to the "Cooper Clinic," inclusive of all fees paid to the Cooper clinic as well as all costs related to travel, lodging, or any other related expenses associated with such visits, since Richard Snyder was first named Chairman of Asure Software.

Pinnacle wishes the requested information for use in communicating with other stockholders concerning the next election of directors for the corporation and to verify the information it will communicate.

Pinnacle will bear the reasonable costs incurred by the Company in connection with the production of the information demanded.

Pinnacle hereby authorizes and designates Red Oak Partners, its general partner and agent, and its officers and employees and any other persons designated by them, acting singly or in combination, to conduct the inspection and copying herein demanded.

We request that the Company reply and provide the above information within five business days from the date of this demand as mandated by Section 220.

If you so desire, you may send the requested information directly to Peter J. Tennyson, Esq., Paul, Hastings, Janofsky & Walker LLP, 695 Town Center Drive, Seventeenth Floor, Costa Mesa, California, 92626.

Pinnacle is making this demand for books and records under oath and affirms such demand, including the attachment hereto, to be true and correct under penalty of perjury under the laws of the United States of America and under the laws of the States of Delaware and New York.

Executed this 15th day of June, 2009, in New York, New York.

Thank you for you anticipated cooperation.
Very truly yours,

			PINNACLE FUND, LLLP

			By:	PINNACLE PARTNERS, LLC,
				its general partner

				By:	RED OAK PARTNERS, L.P.,
					its general partner


					By: ______________________________
					    David Sandberg, Managing Member


cc:	Peter J. Tennyson, Esq.
Exhibit A